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FOR IMMEDIATE RELEASE

                      THERAPEUTIC ANTIBODIES INC ANNOUNCES

                   APPOINTMENT OF STUART M. WALLIS AS CHAIRMAN

                             AND RESTRUCTURES BOARD


Nashville, TN. September 1, 1998 -- Therapeutic Antibodies Inc announces that Stuart M. Wallis is joining the Company as Chairman of the Board effective today. Martin S. Brown, former Chairman, has resigned his position but will remain a member of the Board of Directors.

Wallis, 52, served as CEO of the UK based pharmaceutical group, Fisons, in 1994 and 1995 before it was sold with an increase in market capitalization from (pound)700 million to (pound)1.8 billion. He has held a number of senior management and board positions in the pharmaceutical, chemical, automotive, publishing and packaging industries in the United Kingdom. He is currently Chairman of Seton Scholl Healthcare plc, LLP Group plc, Yorkshire Group plc and John Mansfield Group plc.

"We are delighted to welcome Stuart Wallis," said Brown. "The Company has made significant progress over the last year, highlighted by partnership with product distributors Altana and Searle and our FDA approval filings. These changes help position the Company for refinancing and future growth.

"The U.S. is the biggest market for pharmaceutical products, and Nashville will continue to be home to our regulatory and clinical operations as well as our marketing and business development functions. We don't anticipate any change in the location of these operational functions and, in fact, we continue our commitment to helping Nashville grow as a city with a strong biopharmaceutical industry."

"I believe Therapeutic Antibodies is a very exciting opportunity," said Wallis. "It has a number of promising products in development, including CroTAb(R), which has already been filed with the FDA for approval. The new Board structure should simplify decision making and allow sharper focus on building shareholder value. I look forward to working with Chief Executive Andrew Heath to secure longer term financing for the Company and to take it forward to profitability."

The Company also announces a restructuring of its Board of Directors. Seven Directors have left the Board: Thomas G. Andrews, Dr. Harry G. Browne, Robert C. Hilton, A.J. Kazimi, Professor John Landon, Dr. Steven L. Stroup and Joseph D. Williams. The new Board will be comprised of Brown; Wallis; CEO Andrew J. Heath, M.D.; and Professor Tim Chard. Pending shareholder approval, the Board intends to sell certain non-essential company assets to Landon. The Board is also exploring moving the Company's incorporation to the UK and planning to appoint a Finance Director to be based in London.

NOTES TO EDITORS:



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Background on Stuart M. Wallis

Stuart M. Wallis has held a number of senior management and board positions in the automotive, publishing, packaging and pharmaceutical industries. He has specialized in revitalizing companies and significantly increasing shareholder value.

In 1994, Wallis was named CEO of the pharmaceutical group Fisons which was sold fourteen months later, with an increase in a shareholder value from (pound)700 million to (pound)1.8 billion. In December 1995, Wallis led the buyout of the LLP Group for (pound)82.5 million from Lloyd's of London. It was floated on the London Stock Exchange in April 1998 with a valuation of (pound)135 million.

In 1996, Wallis became Chairman of Seton Scholl Healthcare plc and the Yorkshire Group, a chemicals firm and in October 1997 became Chairman of John Mansfield Group, a timber group.

Background on Therapeutic Antibodies Inc

Therapeutic Antibodies is an international biopharmaceutical company specializing in research, development and production of highly-purified polyclonal antibodies for treatment of diseases and other life-threatening conditions for which satisfactory therapies have generally not previously existed.

The Company is headquartered in Nashville, Tennessee, adjacent to the Vanderbilt University Medical Center. The Company's research laboratories are located at the Medical College of St. Bartholomew's Hospital in London. Therapeutic Antibodies Inc's products are manufactured at the Company's production facilities in the U.K. and Australia for worldwide distribution. The Company's Common Stock is listed on the London Stock Exchange.

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For further information, please contact:

    Paula Lovell
    Lovell Communications Inc                                  tel: 615-297-7766

    Martin S. Brown
    Board of Directors                                         tel: 615-327-1027

    Dr. Andrew J. Heath
    Chief Executive Officer, Therapeutic Antibodies Inc        tel: 615-327-1027